Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

UNIOIL

at

$1.91 Net Per Share

by

WATTENBERG ACQUISITION CORPORATION

a wholly owned subsidiary of

PETROLEUM DEVELOPMENT CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, DECEMBER 4, 2006 UNLESS THE OFFER IS EXTENDED.

This Offer (as defined herein) is being made pursuant to the Tender Offer Agreement, dated as of October 19, 2006 (the “Tender Offer Agreement”), by and among Petroleum Development Corporation (“Parent”), Wattenberg Acquisition Corporation (“Sub”) and Unioil. The Board of Directors of Unioil has approved and declared advisable the Tender Offer Agreement, the Offer and the Merger (each as defined herein) and the other transactions contemplated by the Tender Offer Agreement, has determined that the terms of the Offer and the Merger are fair to and in the best interests of the stockholders of Unioil and recommends that the stockholders of Unioil accept the Offer and tender their shares of common stock of Unioil (the “Shares”) pursuant to the Offer.

IMPORTANT

Any stockholder wishing to tender all or any portion of such stockholder’s Shares in the Offer should either: (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with certificates representing the Shares tendered; or (2) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

Any stockholder who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the date on which the Offer expires may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 of this Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares,” including completing and submitting to the Depositary a Notice of Guaranteed Delivery.

Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Depositary at the address and telephone number set forth on the back cover page of this Offer to Purchase. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

November 3, 2006

SUMMARY TERM SHEET

The following is a summary of some of the key terms of this Offer to Purchase all of the outstanding shares of common stock (the “Shares”) of Unioil, a Nevada corporation (“Unioil”), for $1.91 per Share in cash. We urge you to read carefully the remainder of this Offer to Purchase and the accompanying Letter of Transmittal because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

The Sub.

We are Wattenberg Acquisition Corporation, a Nevada corporation (“Sub”), formed for the purpose of making this Offer and participating in the Merger described below. Sub is a wholly owned subsidiary of Petroleum Development Corporation, a Nevada corporation (“Parent”). See Section 8 of this Offer to Purchase—“Certain Information Concerning Parent and Sub.”

Class and Amount of Shares Sought.

We are seeking to purchase all of the outstanding Shares. Unioil has informed Sub that, as of October 19, 2006, there were 9,541,469 Shares issued and outstanding. See “Introduction” and Section 1 of this Offer to Purchase—“Terms of the Offer.”

Offer Price; Fees and Commissions.

We are offering to pay $1.91 per Share, net to you in cash, less any required withholding of taxes and without the payment of interest. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. We will not be obligated to pay for or reimburse you for such broker or nominee charges. See the Introduction to this Offer to Purchase. In addition, if you do not complete and sign the Substitute Form W-9 and the Certificate of Non-Foreign Status included in the Letter of Transmittal (or, in the case of a foreign stockholder, a Form W-8BEN), you may be subject to required backup federal income tax withholding. See Instruction 9 to the Letter of Transmittal.

Source of Funds.

We will be provided funds of up to approximately $18.2 million by Parent for the purchase of Shares in the Offer. The Offer is not conditioned on any financing arrangements. See Section 9 of this Offer to Purchase—“Source and Amount of Funds.” Parent expects to obtain such funds from cash on hand and its other working capital sources. See Section 8 of this Offer to Purchase—“Certain Information Concerning Parent and Sub.”

Time For Acceptance.

You will have until 12:00 midnight, New York City time, on Monday, December 4, 2006 (the “Expiration Date”), to tender your Shares in the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3 of this Offer to Purchase—“Terms of the Offer” and “Procedures for Accepting the Offer and Tendering Shares.”

Extension of the Offer.

Subject to the terms of the Tender Offer Agreement, we can extend the Offer. We have agreed in the Tender Offer Agreement that we can extend the Offer with Unioil’s consent. We may also extend the offer without Unioil’s consent for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”). See Section 1 of this Offer to Purchase—“Terms of the Offer.”

Notification of Extensions.

If we extend the Offer, we will inform Computershare Trust Company, the depositary for the Offer (the “Depository”), of the extension and will make a public announcement of the extension by not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1 of this Offer to Purchase—“Terms of the Offer.”

Stockholder Tender Agreement.

Charles E. Ayers, Jr., the Chairman, Chief Executive Officer and President of Unioil, and four members of his family collectively own approximately 82% of the total outstanding Shares, and they have agreed to tender their Shares in the Offer pursuant to a Stockholder Tender Agreement with Parent, dated as of October 19, 2006. See “Introduction” and Section 11—“The Tender Offer Agreement; Other Arrangements.”

Conditions to the Offer.

We are not obligated to purchase Shares that are validly tendered if there is a material adverse change in Unioil’s business after the date of the Tender Offer Agreement or if the Ayers family fails to perform its obligations under the Stockholder Tender Agreement. The Offer is also subject to a number of other customary closing conditions. See Sections 1 and 15 of this Offer to Purchase—“Terms of the Offer,” and “Conditions of the Offer.”

Method of Tender.

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal or a facsimile of one, to the Depositary, not later than the Expiration Date. If your Shares are held in street name (that is, through a broker, dealer or other nominee), the Shares can be tendered by your nominee through the Depositary upon your instruction. If you cannot deliver everything that is required by the Depositary by the Expiration Date, you may get a little extra time to do so by having a broker, a bank or other fiduciary which is a member of the Securities Transfer Agents Medallion Program, or another Eligible Institution, guarantee that the missing items will be received by the Depositary within three Nasdaq Global Market trading days. However, the Depositary must receive the missing items within that three trading day period. See Section 3 of this Offer to Purchase—“Procedures for Accepting the Offer and Tendering Shares.”

Time of Payment.

If all of the conditions of the Offer are satisfied or waived and your Shares are accepted for payment, we will pay you promptly after the expiration of the Offer. See Section 2 of this Offer to Purchase—“Acceptance of Payment and Payment for Shares.”

Withdrawal of Tendered Shares.

You can withdraw previously tendered Shares at any time prior to the expiration of the Offer. See Section 4 of this Offer to Purchase—“Withdrawal Rights.”

To withdraw previously tendered Shares, you must deliver to the Depositary a written notice of withdrawal, or a facsimile of one, with the required information while you still have the right to withdraw the Shares. If you tendered by giving instructions to a broker or nominee, you must instruct the broker or nominee to arrange for the withdrawal of your Shares. See Sections 1 and 4 of this Offer to Purchase—“Terms of the Offer” and “Withdrawal Rights.”

Board of Directors Recommendation.

The Offer is being made pursuant to a Tender Offer Agreement, dated as of October 19, 2006, by and among Unioil, Parent and Sub. The Board of Directors of Unioil has unanimously approved and declared advisable the Tender Offer Agreement, the Offer, the Merger and the other transactions contemplated by the Tender Offer Agreement. The Board of Directors of Unioil recommends that holders of Shares accept the Offer and tender their Shares. See Section 10 of this Offer to Purchase—“Background of the Offer; Past Contacts or Negotiations with Unioil.”

Merger After Tender Offer.

If all applicable conditions are met, Sub will be merged with Unioil (the “Merger”) and all remaining stockholders (other than stockholders who have properly perfected dissenters’ rights under Nevada law) will receive the same price per share paid in the Offer. If more than 90% of the Shares are tendered in the Offer, no vote of Unioil’s stockholders will be required and the Merger will occur promptly following the expiration of the Offer. If less then 90% of the Shares are tendered in the Offer, the Merger will be submitted to Unioil’s stockholders for approval, either at a stockholders’ meeting or through a written consent procedure, but Sub will own a sufficient number of Shares to approve the Merger. See “Introduction” and Section 12 of this Offer to Purchase—“Purpose of the Offer; Plans for Unioil.”

Dissenters’ Rights.

Dissenters’ rights are not available to anyone who has tendered Shares. After the Offer, dissenters’ rights will be available to holders of Shares who do not vote in favor of the Merger (if a stockholder vote is required). A holder of Shares must properly perfect his or her dissenters’ rights under Nevada law in connection with the Merger in order to exercise those rights. See Section 17 of this Offer to Purchase—“Dissenters’ Rights.”

Market for Shares After the Offer.

If we purchase all of the tendered Shares and the Merger takes place, there will no longer be a trading market for the Shares.

Following completion of the Offer and prior to the Merger, there may be so few remaining holders of Shares that Unioil may no longer be required to file quarterly reports, annual reports and other disclosures with the SEC. See Section 13 of this Offer to Purchase—“Certain Effects of the Offer.”

Taxes.

The receipt of cash by you pursuant to the Offer or the Merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, by tendering Shares you generally would recognize gain or loss in an amount equal to the difference between the cash received by you pursuant to the Offer or Merger and your tax basis in the shares. In addition, under the United States federal income tax laws, the payments made by the Depositary to you pursuant to the Offer or Merger may, under certain circumstances, be subject to backup withholding at a rate of up to 28%. To avoid backup withholding with respect to payments made pursuant to the Offer or Merger, you must provide the Depositary with proof of an applicable exemption from backup withholding or a correct taxpayer identification number, and you must otherwise comply with the applicable requirements of the backup withholding rules. See Section 5 of this Offer to Purchase—“Material United States Federal Income Tax Considerations.”

Return of Tendered Shares.

If any of the Shares you tender are not accepted for purchase for any reason, certificates representing those Shares will be returned to you or to the person you specify in your tendering documents. See Section 2 of this Offer to Purchase—“Acceptance of Payment and Payment for Shares.”

Recent Market Prices.

During the past two years, no systematic quotations of the Shares have been available. There have been only sporadic public purchases and sales of Shares. When such transactions have occurred, they have typically involved insignificant numbers of Shares. Accordingly, there is no public trading market for the Shares. The last reported trade prior to public announcement of the Tender Offer Agreement occurred on October 12, 2006 at a price of $0.45 per Share. Following the announcement of the Tender Offer Agreement, Shares began to trade at prices approximating the Offer Price. At the close of business on November 2, 2006, the last trading day prior to commencement of the Offer, the closing price of the Shares in the over-the-counter market was $1.87 per Share. We advise you to obtain a recent quotation for the Shares. See Section 6 of this Offer to Purchase—“Price Range of Shares; Dividends.”

To: The Holders of Common Stock of Unioil:

INTRODUCTION

Wattenberg Acquisition Corporation, a Nevada corporation (“Sub”) and a wholly owned subsidiary of Petroleum Development Corporation, a Nevada corporation (“Parent”), hereby offers to purchase all of the outstanding shares (“Shares”) of common stock, par value $0.01 per Share, of Unioil, a Nevada corporation (“Unioil”), at a purchase price of $1.91 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal which letter, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

Unioil has informed Sub that, as of October 19, 2006, there were 9,541,469 Shares issued and outstanding, that no Shares were held in treasury and that there were no outstanding options or warrants to purchase Shares.

Tendering stockholders who are record owners of the Shares and tender their Shares directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Sub pursuant to the Offer. Stockholders who hold their Shares through a broker or nominee should consult such institution as to whether it charges any service fees for tendering Shares on behalf of such stockholder. Parent or Sub will pay all charges and expenses of Computershare Trust Company, as depositary (the “Depositary”), incurred in connection with the Offer. See Section 18 of this Offer to Purchase—“Fees and Expenses.”

The Offer will expire at 12:00 midnight, New York City time, on December 4, 2006 (the “Expiration Date”) unless the Offer is extended, in which case the Expiration Date will be the latest time and date the Offer, as extended, expires.

The Offer is being made pursuant to a Tender Offer Agreement, dated as of October 19, 2006, by and among Unioil, Parent and Sub (the “Tender Offer Agreement”). After completion of the Offer and, if less than 90% of the Shares are tendered in the Offer, a stockholder vote of the Company, Sub will be merged with and into Unioil (the “Merger”) with Unioil as the surviving corporation (the “Surviving Corporation”). Upon the effectiveness of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by Parent, Sub or by stockholders who have properly perfected dissenters’ rights under Nevada law) will by virtue of the Merger, and without any action by the holder thereof, be cancelled and converted into the right to receive $1.91 per Share in cash, or any higher price per Share paid pursuant to the Offer, without interest thereon (the “Merger Consideration”). The Tender Offer Agreement is more fully described in Section 11 of this Offer to Purchase—“The Tender Offer Agreement; Other Arrangements.” Certain United States federal income tax consequences of the sale of the Shares pursuant to the Offer and the Merger are discussed in Section 5 of this Offer to Purchase—“Material United States Federal Income Tax Considerations.”

The Board of Directors of Unioil has by a unanimous vote (i) approved and declared advisable the Tender Offer Agreement, the Offer, the Merger and the other transactions contemplated by the Tender Offer Agreement, (ii) determined that the Offer, the Merger and the other transactions contemplated by the Tender Offer Agreement are fair to, and in the best interests of, the stockholders, and (iii) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.

As of the date of this Offer to Purchase, Parent may be deemed to beneficially own 7,801,939 Shares (approximately 82% of the Shares issued and outstanding) by virtue of its rights under a Stockholder Tender Agreement, dated as of October 19, 2006 (the “Stockholder Tender Agreement”), entered into by and among Parent, Charles E. Ayers, Jr., the Chairman, Chief Executive Officer and President of Unioil and four members of his immediate family (the “Principal Stockholders”). The Stockholder Tender Agreement requires the Principal Stockholders to tender their Shares in the Offer and, in the event such Principal Stockholders are entitled to vote on such matters, to vote all of their Shares in favor of the Offer and the Merger and against any alternative acquisition proposal. In furtherance of this, the Principal Stockholders have each granted Parent a proxy to vote their Shares on these matters.

Pursuant to the Stockholder Tender Agreement, the Principal Stockholders have agreed, among other things, to tender to Sub all of the issued and outstanding Shares beneficially owned by the Principal Stockholders in the Offer, regardless of whether a higher offer has been made by any person. The Principal Stockholders have further granted to Parent an option to purchase those Shares at a price equal to the Offer Price, which Parent may exercise within 10 days of termination of the Tender Offer Agreement if Parent and Sub have complied in all material respects with their obligations under the Tender Offer Agreement and the Stockholder Tender Agreement. The purpose of the Stockholder Tender Agreement is to induce Parent to enter into the Tender Offer Agreement and to increase the likelihood that Parent, Sub and Unioil will successfully consummate the transactions contemplated by the Tender Offer Agreement.

If the Merger is consummated as planned, Unioil will become a wholly owned subsidiary of Parent and Parent will cause the Shares to be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 12 of this Offer to Purchase—“Purpose of the Offer; Plans for Unioil.”

Following consummation of the Offer, Unioil will merge with Sub. The Merger will be subject to the satisfaction or waiver of certain conditions, including, among other things, the approval and adoption of the Merger by the requisite vote of the stockholders of Unioil, if required. Under the Nevada General Corporation Law (the “NGCL”) if, after consummation of the Offer, Sub owns at least 90% of the Shares then outstanding, Sub will be able to cause the Merger to occur without a vote of Unioil’s stockholders. However, if Sub owns less than 90% of the Shares then outstanding after consummation of the Offer, the approval of Unioil’s stockholders will be required under the NGCL to approve the Merger, which may be obtained at a stockholders’ meeting or through a written consent procedure. See Section 11 of this Offer to Purchase—“The Tender Offer Agreement; Other Arrangements.”

No dissenters’ rights are available in connection with the Offer. Holders of Shares will have dissenters’ rights with respect to the Merger if they comply with applicable requirements of the NGCL and do not vote their Shares in favor of the Merger or, if no vote is required, if they comply with the requirements of the NGCL regarding the perfection of dissenters’ rights. See Section 17 of this Offer to Purchase—“Dissenters’ Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully and in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including the terms and conditions of any extension or amendment if the Offer is extended or amended), Sub will accept for payment and pay the Offer Price for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as permitted under Section 4 of this Offer to Purchase—“Withdrawal Rights.”

The Offer is conditioned on, among other things, (i) the absence of any change in Unioil that has had or is reasonably likely to have a Material Adverse Effect, which is defined generally as a loss or adverse change in excess of $1,000,000, (ii) the compliance of the Principal Stockholders with their obligations under the Stockholder Tender Agreement, (iii) the material accuracy of the representations and warranties of Unioil made in the Tender Offer Agreement, and (iv) the absence of any legal proceeding challenging, or the adoption of any statute or court order that is reasonably likely to materially interfere with, the transactions contemplated by the Tender Offer Agreement.

Amendment and Extension of the Offer.

Sub has agreed that it will not, without the prior consent of Unioil, (i) reduce the number of Shares subject to the Offer, (ii) reduce the consideration per Share to be paid pursuant to the Offer below the Offer Price, (iii) modify or add to the conditions set forth in Section 15 of this Offer to Purchase, (iv) except as provided in the next paragraph, extend the Offer, (v) change the form of consideration payable in the Offer or (vi) otherwise amend or modify the Offer in any manner adverse to the holders of Shares. Sub may make other modifications to the terms of the Offer, but only after giving two business days written notice to the Company.

Pursuant to the Tender Offer Agreement, Sub may (i) with the consent of Unioil, extend the Offer or (ii) without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”). During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, of a tendering stockholder to withdraw such stockholder’s Shares. See Section 4 of this Offer to Purchase—“Withdrawal Rights.”

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement. An announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer, in accordance with the public announcement requirements of SEC Rule 14e-1(d). Subject to applicable law (including SEC Rules 14d-4(d), and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Sub may choose to make any public announcement, Sub shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If there is a material change in the terms of the Offer or the information concerning the Offer or Sub waives any material condition of the Offer, Sub will disseminate additional tender offer materials (including by public announcement as set forth below) and extend the Offer to the extent required by Rules 14d-4(d) and 14e-1 under the Exchange Act. These rules generally provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. In the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and, if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. With respect to a change in price, a minimum ten (10) business day period from the date of the change is generally required to allow for adequate dissemination to stockholders. Accordingly, if, prior to the Expiration Date, there is an increase or decrease in the consideration offered, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of the increase or decrease is first published, sent or given to holders of Shares, Sub will extend the Offer at least until the expiration of such tenth business day. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Pursuant to, but subject to certain conditions in, the Tender Offer Agreement, Sub has agreed to (i) accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as permitted under applicable law, and (ii) pay for such Shares promptly thereafter.

Unioil has provided Sub with Unioil’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Unioil’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance of Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Sub will accept for payment, purchase and pay for all Shares which have been validly tendered and not properly withdrawn pursuant to the Offer promptly following expiration of the Offer when all conditions to the Offer described in Section 15 of this Offer to Purchase—“Conditions of the Offer” have been satisfied or waived by Sub.

For purposes of the Offer, Sub will be deemed to have accepted for payment (and therefore purchased) Shares tendered and not properly withdrawn as, if and when Sub gives oral or written notice to the Depositary of Sub’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering stockholders for the purposes of receiving payments from Sub and transmitting payments to tendering stockholders. Under no circumstances will Sub pay interest on the purchase price for any Shares accepted for payment, regardless of any extension of the Offer or any delay in making payment.

In all cases, Sub will pay for Shares purchased in the Offer only after timely receipt by the Depositary of (i) the certificates representing the Shares (the “Share Certificates”) pursuant to the procedures set forth in Section 3 of this Offer to Purchase—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the appropriate Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required under the Letter of Transmittal.

If Sub does not purchase any tendered Shares pursuant to the Offer for any reason, or if a holder of Shares submits Share Certificates representing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder, as promptly as practicable following the expiration or termination of the Offer.

If, prior to the Expiration Date, Sub increases the Offer Price, Sub will pay the increased Offer Price to all holders of Shares that are purchased in the Offer, whether or not the Shares were tendered before or after the increase in the Offer Price.

Sub reserves the right to transfer or assign, in whole or in part, from time to time, to one or more direct or indirect subsidiaries of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer. Any such transfer or assignment will not relieve Sub of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Any such transfer or assignment may require an extension of the Offer and an amendment to the Schedule TO filed with the SEC by Sub and Parent on November 3, 2006 (the “Schedule TO”) and the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders

To tender Shares pursuant to the Offer, a stockholder must comply with one of the following: (i) a duly executed Letter of Transmittal (or a facsimile thereof, properly completed) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, including Share Certificates representing Shares to be tendered and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal when Shares are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Delivery Instructions” or the box labeled “Special Payment Instructions” on the Letter of Transmittal or (ii) for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”) and the New York Stock Exchange Medallion Signature Program (“MSP”), or any other “eligible guarantor institution” as defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing, an “Eligible Institution”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal.

If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to a person other than the registered holder, or if a Share Certificate for Shares that are not tendered is to be issued or returned to a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by a duly executed stock power, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock power guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery

If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, the stockholder’s Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

(i) the tender is made by or through an Eligible Institution;

(ii) the Depositary receives, as described below, a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Sub, on or prior to the Expiration Date; and

(iii) the Depositary receives the Share Certificates evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, within three Nasdaq Global Market trading days after the date of execution of such Notice of Guaranteed Delivery.

Notice of Guaranteed Delivery

The Notice of Guaranteed Delivery may be delivered by mail or transmitted by facsimile transmission to the Depositary and must be executed by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Sub, which form includes a guarantee by the Eligible Institution of delivery of the Shares identified therein.

Notwithstanding any other provision of the Offer, Sub will pay for Shares only after timely receipt by the Depositary of (i) Share Certificates representing the Shares tendered, (ii) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), together with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Sub in its sole discretion, which determination will be final and binding on all parties. Sub reserves the absolute right to reject any and all tenders reasonably determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Subject to the terms of the Tender Offer Agreement, Sub also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular holder of Shares, whether or not similar defects or irregularities are waived in the case of other holders of Shares.

Subject to the Tender Offer Agreement, Sub’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Sub, or any of their respective affiliates or assigns, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy

By executing the Letter of Transmittal, a tendering stockholder irrevocably appoints designees of Sub as such stockholder’s agents, attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Sub and with respect to any and all other Shares or other securities or rights issued or issuable in respect of those Shares on or after the date of this Offer to Purchase. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares, as the case may be. This appointment will be effective when, and only to the extent that, Sub accepts such Shares for payment. Upon such acceptance for payment, all other powers of attorney and proxies given by such stockholder with respect to such Shares and such other securities or rights prior to such payment will be revoked without further action, and no subsequent powers of attorney or proxies may be given, nor may any subsequent written consent be executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. With respect to the Shares for which the appointment is effective, the designees of Sub will be empowered to exercise all voting and other rights of such stockholder as the designees, in their sole discretion, may deem proper at any annual or special meeting of Unioil’s stockholders or any adjournment or postponement thereof, or by written consent in lieu of any such meeting or otherwise. In order for Shares to be deemed validly tendered, immediately upon the acceptance for payment of such Shares, Sub or its designee must be able to exercise full voting rights to the extent permitted under applicable law with respect to such Shares.

Tender Constitutes Binding Agreement

Sub’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between Sub and the tendering stockholder upon the terms and subject to the conditions of the Offer.

Risk of Loss

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested and proper insurance is recommended. In all cases, sufficient time should be allowed to ensure timely delivery. If your Shares are held through a broker or nominee, you should instruct the broker or nominee regarding the tendering of your Shares in a timely manner so as to permit it to tender your Shares by the Expiration Date.

4. Withdrawal Rights.

Tenders of Shares may be withdrawn at any time prior to the Expiration Date. See Section 1 of this Offer to Purchase—“Terms of the Offer.”

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and (if Share Certificates have been tendered) the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates representing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Shares tendered for the account of an Eligible Institution.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be considered not validly tendered for purposes of the Offer. However, withdrawn Shares may be tendered again at any time prior to the Expiration Date by following one of the procedures described in Section 3 of this Offer to Purchase—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Sub in its sole discretion, whose determination will be final and binding. None of Parent, Sub, or their respective affiliates or assigns, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Considerations.

The following is a summary of material United States federal income tax consequences that are are generally applicable to holders of Shares who exchange such Shares for cash pursuant to the Offer and to holders of Shares who exchange such Shares for cash pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, and judicial and administrative decisions, all of which are subject to change, possibly with retroactive effect. Holders of Shares should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular holders in light of their individual circumstances and they may therefore wish to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences. For example, this discussion does not address the tax consequences of the Offer and the Merger to holders of Shares who are dealers in securities, or who do not hold their Shares as capital assets. Nor does it address the tax consequences of the Offer or the Merger to holders of Shares who acquired such Shares through the exercise of employee stock options or otherwise as compensation or holders who are otherwise subject to special tax treatment under the Code (such as insurance companies, tax-exempt entities and regulated investment companies). If a partnership or other entity or arrangement that is classified as a partnership for U.S. federal income tax purposes is a holder of Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. This discussion does not generally address the U.S. federal income tax considerations applicable to partners of a partnership that are holders of Shares. If you are a partner of a partnership that is a holder of Shares, we urge you to consult your own tax advisor. In addition, the following discussion does not address the tax consequences of the Offer or the Merger to the holders of Shares under foreign, state, or local tax laws. Accordingly, holders of Shares may wish to consult their own tax advisors to determine the particular tax consequences to them of the Offer and the Merger, including the applicable federal, state, local and foreign tax consequences.

In general, the receipt of cash by the holders of Shares pursuant to the Offer and/or the Merger will constitute a taxable transaction for United States federal income tax purposes. For United States federal income tax purposes, a holder tendering Shares generally would recognize gain or loss in an amount equal to the difference between the amount of cash received by the holder pursuant to the Offer and/or the Merger and the holder’s tax basis in the Shares. Generally, gain or loss must be calculated separately for each identifiable block of Shares (i.e., shares acquired at the same per share cost in a single transaction). Generally, a holder’s gain or loss will be a capital gain or loss. Any such capital gain or loss will be long term if, as of the date of the disposition of its Shares, the holder held such Shares for more than one year. In the case of holders of Shares who are individuals, long term capital gains realized prior to January 1, 2011 are currently subject to tax at a favorable tax rate. There are limitations on the deductibility of capital losses.

We may be required to withhold 10% of the consideration payable for Shares unless the holder certifies its status as a non-foreign person, as discussed below under “Special Consequences for Non-U.S. Holders—Withholding.”

Special Consequences for Non-U.S. Holders

U.S. Tax Treatment Generally. As used herein, the term “Non-U.S. Holder” means any person who holds Shares and who is not a U.S. person. The term “U.S. person” means a person that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership (or other entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all of the substantial decisions of the trust.

Generally, a Non-U.S. Holder will not be subject to United States federal income tax with respect to gain recognized upon the disposition of such Non-U.S. Holder’s Shares unless:

•	the company is or has been a “United States real property holding corporation” (“USRPHC”), for U.S. federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of “United States real property interests”) and, if common stock of the company is “regularly traded on an established securities market,” the Non-U.S. Holder held, directly or constructively, at any time during the five-year period ending on the date of disposition or such shorter period that such Shares were held, more than five percent (5%) of the company’s common stock;

•	The Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	Such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (or, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the Non-U.S. Holder).

With respect to the first bullet point above, Unioil is likely a USRPHC as a result of its interests in oil and gas assets that qualify as United States real property interests. Accordingly, if the Shares are not “regularly traded on an established securities market,” when we purchase Shares from a non-United States stockholder pursuant to the Offer or acquire Shares pursuant to the Merger, as applicable, the Non-U.S. Holder will be taxable on gain recognized on the disposition of the Shares. On the other hand, if the Shares are “regularly traded on an established securities market,” at such time, the Non-U.S. Holder will be taxable on gain recognized on the disposition of the Shares only if the Non-U.S. Holder actually or constructively holds or has held more than 5% of such common stock at any time during the applicable period described in the first bullet point above.

The Shares will be considered “regularly traded” if they are traded on an established securities market located in the United States and are regularly quoted by brokers or dealers making a market in the Shares. There can be no assurance that the Shares will be “regularly traded” either at the time of purchases pursuant to the Offer or at the time of the Merger. If a Non-U.S. Holder were subject to United States federal income tax as a result of Unioil’s status as a USRPHC, any gain or loss on the disposition of the Shares would be taken into account as if it were effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States. Any such gain generally would be taxable to the Non-U.S. Holder at United States federal income tax rates applicable to capital gains.

An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% tax on any gain derived from the sale pursuant to the Offer or from the Merger, as applicable, which may be offset against U.S. source capital losses (even though the individual is not considered a resident of the United States).

A Non-U.S. Holder described in the third bullet point above will be subject to United States federal income tax on any gain on Shares recognized from the sale pursuant to the Offer or from the Merger under regular graduated U.S. federal income tax rates and, if it is a corporation, may be subject to the branch profits tax on such gain at a rate equal to 30% or lower treaty rate.

Withholding. If we are unable to determine that the Shares are regularly traded on an established securities market (as described above under “U.S. Tax Treatment Generally”) at the time of purchases pursuant to the Offer or at the time of the Merger, as applicable, under Section 1445 of the Code we will withhold from consideration payable to any Non-U.S. Holder an amount equal to 10% of the consideration payable to the Non-U.S. Holder. For purposes of Section 1445 withholding, we will treat any holder of Shares that does not supply an executed certificate that it is a non-foreign person as a Non-U.S. Holder subject to withholding.

A Non-U.S. Holder will be asked to supply its U.S. taxpayer identification in connection with a sale pursuant to the Offer or in connection with the Merger, as applicable. Provided the Non-U.S. Holder supplies its U.S. taxpayer identification number, taxes withheld pursuant to Section 1445 of the Code will be credited against the holder’s actual tax liability resulting from the disposition of Shares. In addition, if the amount withheld exceeds the holder’s tax liability, the holder may obtain a refund of such excess by filing a U.S. federal income tax return.

Information on Reporting Backup United States Federal Income Tax Withholding.

Under the United States federal income tax laws, the payments made by the Depositary to holders of Shares pursuant to the Offer and/or the Merger may, under certain circumstances, be subject to information reporting and/or backup withholding at a rate of 28%. To avoid backup withholding with respect to payments made pursuant to the Offer and/or the Merger, each holder must provide the Depositary with proof of an applicable exemption from backup withholding or a correct taxpayer identification number, and must otherwise comply with the applicable requirements of the backup withholding rules. The Letter of Transmittal provides instructions on how to provide the Depositary with information to prevent backup withholding with respect to cash received pursuant to the Offer and/or the Merger. See Instruction 9 of the Letter of Transmittal. Any amount withheld under the backup withholding rules is not an additional tax. Rather, the tax liability of the person subject to backup withholding will be reduced by the amount of tax withheld.

Payment of the proceeds of a sale of Shares to a Non-U.S. Holder by a United States office of a broker will be subject to both information reporting and backup withholding unless the holder certifies its Non-U.S. Holder status under penalties of perjury and the broker does not have actual knowledge or reason to know that the payee is a United States person, or otherwise establishes an exemption. Information reporting and backup withholding will in certain situations apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker.

The foregoing is intended as a summary only. Because the tax consequences to a particular holder may differ based on that holder’s particular circumstances, each holder should consult his or her own tax advisor regarding the tax consequences of the Offer and the Merger.

6. Price Range of Shares; Dividends.

The Shares are traded over-the-counter and quoted under the symbol “UNLL.” During the past two years, no systematic quotations of the Shares have been available. There have been only sporadic public purchases and sales of Shares. When such transactions have occurred, they have typically involved insignificant numbers of Shares. Accordingly, there is no public trading market for the Shares. The last reported trade prior to public announcement of the Tender Offer Agreement occurred on October 12, 2006 at a price of $0.45 per Share. Following the announcement of the Tender Offer Agreement, Shares began to trade at prices approximating the Offer Price. At the close of business on November 2, 2006, the last trading day prior to commencement of the Offer, the closing price of the Shares in the over-the-counter market was $1.87 per Share. We advise you to obtain a recent quotation for the Shares.

Unioil has never paid any dividends on its capital stock, and the Tender Offer Agreement prohibits Unioil from declaring or paying any dividends from the date of the Tender Offer Agreement until the Expiration Date.

7. Certain Information Concerning Unioil.

Unioil is a Nevada corporation with its principal executive offices located at 3817 Carson Avenue, Evans, Colorado 80620. Unioil’s telephone number is (970) 330-6300. Unioil is engaged in the acquisition, exploitation and development of oil and natural gas properties.

Unioil is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Unioil’s directors and executive officers, their remuneration, the principal holders of Unioil’s securities and any material interest of such persons in transactions with Unioil is required to be disclosed in Unioil’s proxy statements distributed to Unioil’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information are obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

8. Certain Information Concerning Parent and Sub.

Sub is a Nevada corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Sub is a wholly owned subsidiary of Parent. The principal executive offices of Sub are located at 103 East Main Street, Bridgeport, WV 26330, and Sub’s telephone number is (304) 842-6256.

Parent is a Nevada corporation with its principal executive offices located at 103 East Main Street, Bridgeport, WV 26330. The telephone number of Parent is (304) 842-6256. Parent is an independent energy company engaged in the development, production and marketing of natural gas and oil.

The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Sub and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as described elsewhere in this Offer to Purchase, (i) none of Parent, Sub nor any of the persons listed in Schedule I to this Offer to Purchase or any affiliate or majority-owned subsidiary of Parent or Sub or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Sub nor any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Tender Offer Agreement, the Stockholder Tender Agreement or as otherwise described in this Offer to Purchase, none of Parent, Sub nor any of the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Unioil, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, (i) none of Parent, Sub nor any of the persons listed on Schedule I hereto has had any business relationship or transaction with Unioil or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer and (ii) there have been no contracts, negotiations or transactions between Parent, Sub or any of their subsidiaries or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Unioil or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

Parent is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Parent’s directors and executive officers, their remuneration, stock options and other matters, the principal holders of Parent’s securities and any material interest of such persons in transactions with Parent is required to be disclosed in Parent’s proxy statements distributed to Parent’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information are obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that are filed electronically with the SEC.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

Parent and Sub estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger will be approximately $18.2 million. Parent will obtain such funds from cash on hand and its other working capital sources. As required by the Tender Offer Agreement, Parent shall provide or cause to be provided to Sub the amount of funds necessary to purchase Shares that Sub becomes obligated to purchase pursuant to the Offer.

10. Background of the Offer; Past Contacts or Negotiations with Unioil.

From mid-2005, Unioil began pursuing a strategy of increasing exploitation and development activities on its properties, in particular through the refracturing of wells. It began to investigate the possibility of obtaining bank or other financing and/or entering into a joint venture agreement with another oil and gas company or other party in order to further its exploitation and development projects.

In July 2006, Charles E. Ayers, Jr., Unioil’s Chairman, CEO, President and principal stockholder, received an unsolicited offer from a large independent oil and gas company (“Purchaser A”) with operations in the Denver- Julesburg Basin, where Unioil’s principal properties are located. The offer was to purchase from Unioil oil and gas wells and leases located primarily in Weld and Larimer Counties, Colorado for the sum of approximately $12.2 million in cash, subject to a possible downward adjustment for any alleged or perceived title defects or environmental problems discovered by Purchaser A in its due diligence review. The properties Purchaser A offered to buy constituted substantially all of Unioil’s assets. Negotiations to increase the base price were unsuccessful except that Purchaser A did offer to reimburse Unioil for at least a portion of certain costs that it had recently incurred in the refracturing or reworking of certain wells.

In July and August 2006, during the course of Unioil’s negotiations with Company A, Unioil began discussions with a private equity group (“Purchaser B”). These discussions initially related to a potential financing transaction in which Purchaser B would finance part of Unioil’s exploitation and development program. The interest rate applicable to borrowings in this transaction would have been in the range of 14-15%. On or about August 4, 2006, Mr. Ayers received from Purchaser B a non-binding “letter of interest” expressing interest in acquiring “100% of the equity” of Unioil for $15.0 million in cash. Purchaser B subsequently raised its offer to $16.0 million. Because Purchaser B was not an operating company, it would have had to assemble a management and operating team in order to complete the transaction and operate the acquired assets. For this reason, Unioil management believed that the transaction proposed by Purchaser B would likely be subject to a greater degree of uncertainty and delay than would a transaction with a purchaser with active oil and gas operations. No letter of intent was ever signed with respect to the transaction proposed by Purchaser B.

On or about August 21, 2006, James Wason, Parent’s Director of Land, contacted Mr. Ayers to inquire whether Unioil would be willing to sell its principal properties. Mr. Ayers indicated that Unioil was considering a sale of the properties. Parent has for several years pursued a strategy of expanding its presence in the vicinity of those properties.

On August 24, 2006, Mr. Wason and Thomas Riley, President of Parent, met with Mr. Ayers at his office in Richmond, Virginia to discuss the terms of a potential sale. During these discussions Mr. Ayers indicated that he would, subject to the negotiation of an acceptable definitive agreement, support a sale by Unioil of the properties for $15.0 million in cash.

On August 29, 2006, Parent and Unioil executed a letter of intent relating to a potential sale of the properties for cash in the amount of $15.0 million, plus a possible upward adjustment relating to unrecovered costs associated with certain restimulated wells. The letter of intent provided that the closing of the sale would be subject to, among other things, the execution of a definitive agreement relating to the sale. The letter of intent also contemplated that Parent would conduct due diligence with respect to the properties. The letter of intent provided that the parties would work towards a target closing date of October 15, 2006, and that Unioil would not enter into negotiations with any other party with respect to a potential sale of the properties prior to that date.

On September 7, 2006, Mr. Riley contacted Mr. Ayers to discuss the possibility of restructuring the transaction as a stock purchase. Mr. Ayers indicated that he was amenable to a stock purchase structure if Parent would agree to increase the purchase price to reflect the fact that Parent would be acquiring all of Unioil’s assets. After this meeting, Mr. Riley, Mr. Wason and Deward Gerdom, Parent’s Vice President of Exploration, had a series of discussions with Parent’s counsel to discuss the stock purchase structure. Parent’s initial view was that the most expeditious way for it to obtain control of Unioil would be for it to buy the Unioil stock held by Mr. Ayers and his family in an individually-negotiated transaction rather than a tender offer or merger. Parent’s counsel drafted a stock purchase agreement to reflect that structure. Parent, its counsel and its outside auditor also commenced a review of, among other things, Unioil’s filings with the SEC, certain of its tax attributes, its capitalization and governance and other matters.

On September 12, 2006, Mr. Ayers wrote to Mr. Riley suggesting that the transaction be structured as a tender offer by Parent, and setting forth a preliminary analysis of the increase in the purchase price that he felt would be appropriate. He did not at that time propose a specific purchase price.

On September 15, 2006, Parent’s counsel circulated to Mr. Ayers and Unioil’s counsel the draft stock purchase agreement. Parent and its counsel also continued to analyze issues relating to the transaction structure, in particular whether a stock purchase transaction would enable Parent to use certain net operating losses of Unioil’s to reduce future tax payments and the means by which Parent would ultimately become the owner of 100% of Unioil’s stock.

Mr. Ayers wrote a letter to Mr. Riley on September 18, 2006, indicating his dissatisfaction with the draft stock purchase agreement sent by Parent’s counsel. Among other things, Mr. Ayers objected to the fact that the agreement called for Unioil to create what he felt were excessively detailed disclosure schedules, and stating that it would be difficult to close the transaction by October 15. In the letter, he also provided more detail regarding his analysis of the purchase price. Although he did not specify a purchase price that he would view as sufficient, he indicated that such a price would be in excess of $16.0 million. He also indicated that he intended to pay special bonuses to Jaime Hood, Unioil’s sole employee, and at least certain independent contractors and advisors in connection with any sale transaction.

During the week of September 18, 2006, Parent and its counsel revisited the question of transaction structure, and decided to investigate the possibility of a merger in which Unioil would be merged into a newly-formed subsidiary of Parent. After Parent’s counsel discussed the issue with Unioil’s counsel, Mr. Ayers wrote a letter to Mr. Riley reiterating his view that a tender offer would be preferable. Parent decided not to continue to pursue a merger, but continued to believe that an individually-negotiated stock purchase structure would be preferable to a tender offer.

On September 25, 2006, Mr. Wason sent a revised draft of the stock purchase agreement to Mr. Ayers.

During the week of October 2, 2006, Mr. Wason and Mr. Gerdom had a series of conversations with Mr. Ayers regarding the purchase price, and the parties reached a preliminary agreement that the price would be $1.85 per Share. They also continued to discuss the issue of whether the transaction should be structured as a stock purchase or a tender offer.

Mr. Wason, counsel for Parent, counsel for Unioil and Mr. Ayers (by telephone) met on October 4, 2006 to discuss the transaction structure. It was agreed at the meeting that the transaction would be structured as a tender offer followed by a second-step merger pursuant to which Unioil would be merged into a newly-formed subsidiary of Parent. It was further agreed that Mr. Ayers and members of his immediate family the “Principal Stockholders” would enter into an agreement with Parent pursuant to which they would agree to tender their shares in the tender offer. Parent’s counsel circulated a draft of the Tender Offer Agreement on October 6, 2006 and a draft of the Stockholder Tender Agreement on October 9, 2006.

During the week of October 9, 2006, the parties negotiated the terms of the Tender Offer Agreement and the Stockholder Tender Agreement, in particular with respect to the extent of Unioil’s representations and warranties in the Tender Offer Agreement, the purchase price and amount of the bonuses to be paid to Unioil’s employee and certain of its independent contractors. Substantial agreement on the terms of the agreements other than the purchase price and the bonus amount was reached on October 17, 2006. On October 18, 2006, Parent agreed to Unioil’s request to raise the purchase price to $1.91 per Share, or approximately $18.2 million in the aggregate, and approved Unioil’s proposed bonus amount. On the same date, the boards of directors of Parent and Sub approved the transaction. The Board approved the transaction on October 19, 2006, and the parties executed the Tender Offer Agreement and the Stockholder Tender Agreement later that day.

PDC issued a press release announcing the execution of the Tender Offer Agreement and the Stockholder Tender Agreement on October 20, 2006. Sub commenced the Offer on November 3, 2006.

11. The Tender Offer Agreement; Other Arrangements.

The Tender Offer Agreement

The following is a summary of the material provisions of the Tender Offer Agreement, a copy of which is filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO filed by Parent and Sub on November 3, 2006 with the SEC in connection with the Offer. The following summary may not contain all of the information important to you, and is qualified in its entirety by reference to the Tender Offer Agreement, which is deemed incorporated by reference in this Offer to Purchase. Accordingly, we encourage you to read the entire Tender Offer Agreement. The Tender Offer Agreement may be examined and copies may be obtained from the SEC in the same manner as set forth in Section 8 of this Offer to Purchase—“Certain Information Concerning Parent and Sub.” Capitalized terms used in this summary and not otherwise defined in this Offer to Purchase shall have the meanings set forth in the Tender Offer Agreement.

The Offer. The Tender Offer Agreement provides that, following the satisfaction or waiver of the conditions of the Offer described in Section 15 of this Offer to Purchase—“Conditions of the Offer,” Sub will purchase all Shares validly tendered and not withdrawn pursuant to the Offer that Sub becomes obligated to purchase pursuant to the Offer promptly after the expiration of the Offer.

Sub may extend the Offer (i) with the consent of Unioil or (ii) for any period required by any rule, regulation, interpretation or position of the SEC.

Directors. The Tender Offer Agreement provides that upon the acceptance for payment of the Shares, the directors of the Company will appoint those persons designated by Parent to serve as directors of Unioil, and Unioil directors at such time shall use their best efforts to procure the resignations of the directors then serving.

The Merger. The Tender Offer Agreement provides that, following the consummation of the Offer, Sub shall be merged with and into Unioil in accordance with the Nevada General Corporation Law (“NGCL”), with Unioil surviving and becoming a wholly owned subsidiary of Parent. Each issued and outstanding Share (other than Shares owned by Parent, Sub, any other subsidiary of Parent, or stockholders, if any, who are entitled to and who properly perfect their dissenters’ rights under the NGCL) will be converted into the right to receive the Merger Consideration, without interest. As used herein, “Merger Consideration” means the U.S. dollar cash amount equal to the price per Share paid pursuant to the Offer.

Stockholder Approval. The NGCL requires that the Merger be approved by board of directors of Unioil and, if the “short-form” merger procedure described below is not available, approved by the holders of a majority of Unioil’s outstanding voting securities. The board of directors of Unioil unanimously adopted and approved the Offer, the Merger and the Tender Offer Agreement. As a result, the only additional action that may be necessary to effect the Merger is approval of the Tender Offer Agreement by Unioil’s stockholders if the “short-form” merger procedure is not available. If required by the NGCL, Unioil will call and hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer for the purposes of considering and voting upon the Merger. At any such meeting, all Shares then owned by Sub or any other subsidiary of Parent will be voted in favor of the approval of the Merger. If the transactions contemplated by the Stockholder Tender Agreement are consummated, Sub will have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of Unioil. Sub may, in lieu of voting at a special stockholders’ meeting, cause the Merger to be approved by written consent.

The NGCL provides for a “short-form” merger procedure if a corporation owns at least 90% of the outstanding shares of each class of voting stock of a subsidiary corporation. A “short-form” merger may be consummated without prior notice to, or the approval of, the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, Parent, Sub or any other subsidiary of Parent acquires or controls the voting power of at least 90% of the outstanding Shares, Sub intends to effect the Merger without further notice to, or any action by, any other stockholder of Unioil.

Conditions to Sub’s Obligation to Accept Shares Tendered in the Offer. The Tender Offer Agreement provides that the obligations of Sub to accept Shares tendered in the Offer are subject to the satisfaction or waiver of certain conditions, including the following: (i) the absence of any change in Unioil that has had or is reasonably likely to have a Material Adverse Effect, which is defined generally as a loss or adverse change in excess of $1,000,000, (ii) the compliance of the Principal Stockholders with their obligations under the Stockholder Tender Agreement, (iii) the material accuracy of the representations and warranties of Unioil made in the Tender Offer Agreement, and (iv) the absence of any legal proceeding challenging, or the adoption of any statute or court order that is reasonably likely to materially interfere with, the transactions contemplated by the Tender Offer Agreement.

Representations and Warranties. The Tender Offer Agreement contains customary representations and warranties of the parties which expire as of the Expiration Date.

Conduct of Business by Unioil. The Tender Offer Agreement provides that from the date of the Tender Offer Agreement until the Expiration Date, Unioil will conduct its business in the ordinary and usual course of business.

No Solicitation. The Tender Offer Agreement provides that until the earlier of the Expiration Date or the termination of the Tender Offer Agreement, Unioil shall not (and shall not permit any of its officers, directors or employees to, and shall use commercially reasonable efforts to prevent any investment banker, financial advisor, attorney, accountant or other representatives retained by it or any of its affiliates from taking any action to) directly or indirectly (i) solicit, encourage, engage in discussions or negotiate with, provide information with respect to Unioil, to enter into an agreement with any Person, or make any statement, recommendation or solicitation in support of, an Alternative Acquisition (as defined herein) (“Alternative Acquisition Proposal”) or (ii) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition. However, prior to Sub accepting any Shares for payment pursuant to the Offer, the Unioil board of directors may, to the extent necessary in order to comply with its fiduciary obligations under Nevada law, in response to a written proposal that was not solicited by Unioil, or otherwise resulted from a breach of its no-solicitation covenant, for an Alternative Acquisition that the Unioil board of directors concludes in good faith after consultation with its financial advisor and independent legal counsel, is or in the good faith judgment of the Unioil board of directors would reasonably be expected to lead to a Superior Company Proposal (as defined herein) and that such actions are necessary to comply with fiduciary obligations of the Unioil board of directors under Nevada law (subject to providing prior written notice to Parent), (i) furnish information with respect to Unioil to the person making such Alternative Acquisition Proposal and its representatives pursuant to a confidentiality agreement on customary terms and (ii) participate in discussions and negotiations with such Person regarding such Alternative Acquisition Proposal.

The Unioil board of directors may not (i) withdraw or modify its approval or recommendation of the Tender Offer Agreement, the Offer or the Merger in a manner adverse to Parent or Sub, (ii) approve or cause or permit Unioil to enter into any letter of intent, agreement in principle, definitive agreement or similar agreement which is reasonably likely to lead to any Alternative Acquisition Proposal, (iii) approve or recommend any Alternative Acquisition Proposal or (iv) propose, agree or resolve to take any of the foregoing actions. However, if prior to Sub’s acceptance for payment of the Shares pursuant to the Offer, the Unioil board of directors receives a Superior Company Proposal and the Unioil board of directors determines in good faith, after consultation with independent counsel, that it is necessary to do so in order to comply with its fiduciary obligations under Nevada law, the Unioil board of directors may, during such period, in response to a Superior Company Proposal that was unsolicited and did not otherwise result from a breach of its no-solicitation covenant, withdraw or modify its approval or recommendation of the Offer, the Merger and the Tender Offer Agreement and approve or recommend such Superior Company Proposal at any time after the third business day following Parent’s receipt of written notice from Unioil advising Parent that the Unioil board of directors has received a Superior Company Proposal and intends to withdraw or modify its recommendation, identifying the person making such Superior Company Proposal and specifying the financial and other material terms and conditions of such Superior Company Proposal.

Unioil must promptly, and in any event within two business days, advise Parent orally and in writing of any Alternative Acquisition Proposal or any inquiry that could lead to any Alternative Acquisition Proposal, which writing shall include the identity of the Person making such Alternative Acquisition Proposal or inquiry and the material terms of any such Alternative Acquisition Proposal or inquiry. Unioil has also agreed to keep Parent reasonably informed of the status of any Alternative Acquisition Proposal or inquiry and to provide to Parent copies of all material correspondence provided to or provided by Unioil in connection with any Alternative Acquisition Proposal.

“Alternative Acquisition” means (i) any merger of, or business combination transaction with, Unioil, (ii) any direct or indirect acquisition of ten percent (10%) or more of the business or properties of Unioil or (iii) any direct or indirect acquisition of beneficial ownership of ten percent (10%) or more of the outstanding capital stock of Unioil by a single Person or group of Persons; in each case whether by merger, tender offer, exchange offer, sale of assets, purchase or sale of securities or similar transactions involving Unioil.

“Superior Company Proposal” means any written, bona fide proposal made by a third party relating to an Alternative Acquisition, on terms the Unioil board of directors determines in its good faith judgment to be more favorable to the holders of the Shares than the Offer and the Merger.

Indemnification. The Tender Offer Agreement generally provides that the Surviving Corporation shall indemnify the current directors and officers of Unioil to the extent any of them is made a party to a proceeding by reason of his status as a director or officer for acts on behalf of Unioil, subject to limitations on indemnification under the NGCL.

Termination. The Tender Offer Agreement may be terminated:

(i) by mutual written consent of Parent and Unioil;

(ii) by either Parent or Unioil:

(a) if the Offer terminates or expires in accordance with its terms without Sub having accepted Shares for payment pursuant to the Offer within two business days following the Expiration Date or, if the Offer is extended, by December 31, 2006, except that the Tender Offer Agreement may not be terminated by any party whose breach of the Tender Offer Agreement is the basis for such termination; or

(b) if any governmental entity issues an order or takes any other action restraining or otherwise prohibiting the Offer or the Merger.

(iii) by Unioil or Parent, if Parent or Unioil, as the case may be, breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Tender Offer Agreement, and such breach or failure to perform gives rise to the failure of a condition to the Offer that cannot be cured within ten (10) days of written notice of such breach.

Stockholder Tender Agreement.

Pursuant to the Stockholder Tender Agreement, the Principal Stockholders have agreed, among other things, (i) to tender to Sub, or cause to be tendered, all of the issued and outstanding Shares beneficially owned by the Principal Stockholders in the Offer, regardless of whether a higher offer for the Shares has been made by any person, (ii) except for tendering the Shares in accordance with the Stockholder Tender Agreement, not to (a) sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other agreement with respect to, or consent to, the sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any or all of the Shares, (b) grant any proxies or powers of attorney (except to Charles E. Ayers, Jr.) in respect of the Shares, deposit any of the Shares into a voting trust or enter into a voting agreement with respect to any of the Shares or (c) take any action that would have the effect of preventing or disabling (1) the Principal Stockholders from performing their obligations under the Stockholder Tender Agreement or (2) Parent, Sub or their designees from exercising their rights under the Stockholder Tender Agreement, (iii) to vote or cause to be voted all of the Shares, in the event any such matter is submitted to the vote of holders of Shares, (a) in favor of approval and adoption of the Tender Offer Agreement, the Merger and the transactions contemplated by the Stockholder Tender Agreement and the Tender Offer Agreement and (b) against any Alternative Acquisition, or any other matters which would reasonably be expected to impede, interfere, delay or materially adversely affect the Offer, the Merger and the transactions contemplated by the Stockholder Tender Agreement and the Tender Offer Agreement, and (iv) to revoke any and all previous proxies with respect to any of the Shares and grant to Parent and such individuals or corporations as Parent may designate an irrevocable proxy to vote all of the Shares beneficially owned by the Principal Stockholders on any matters which may be presented to holders of Shares with respect to the matters referred to in (iii)(a) and (iii)(b) above. The Stockholder Tender Agreement will terminate upon the earliest of (i) the closing of the Offer, (ii) the mutual written consent of Parent and the Principal Stockholders, (iii) simultaneously with the termination of the Tender Offer Agreement by mutual consent or by reason of a breach by Parent or Sub of their obligations thereunder or (iv) on the 10th day following the termination of the Tender Offer Agreement in accordance with any other section thereof.

The Principal Stockholders have further agreed in the Stockholder Tender Agreement to grant to Parent an option to purchase the Shares at a price equal to the Offer Price within 10 days of the termination of the Tender Offer Agreement, if Parent and Sub have complied with their obligations thereunder.

12. Purpose of the Offer; Plans for Unioil.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire common stock equity interest in, Unioil. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Sub intends to consummate the Merger as soon as practicable.

Plans for the Company. Following completion of the Offer, Parent will designate its representatives as directors of the Company. The directors of Sub will be the initial directors of the Surviving Corporation, and the officers of Sub will be the initial officers of the Surviving Corporation. Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its assets. After such review, Parent will determine what actions or changes, if any, would be desirable in light of Parent’s business. If the Merger is consummated as planned, Unioil will become a wholly owned subsidiary of Parent and that Parent will seek to cause the Shares to be deregistered under the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and will adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Sub. If Sub purchases all of the tendered shares and the Merger takes place, there will no longer be a trading market for the Shares.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Such registration of the Shares may be terminated upon application of the Company to the SEC if the Shares are not listed on an national securities exchange and there are fewer than 300 holders of record of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933 may be impaired or eliminated. Following the Merger, the Shares will be eligible for deregistration under the Exchange Act. Unioil intends to make an application for termination of registration of the Shares as soon as possible.

Stock Quotation. The Shares are traded in the over-the-counter market, but there is currently only a limited market for the Shares, and, following the Offer, there is not expected to be any significant trading in the Shares. The extent of the public market for the Shares and the availability of any quotations would depend upon the number of holders of such shares at such time, the possible termination of registration of such shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as described above and other factors.

14. Dividends and Distributions.

The Tender Offer Agreement provides that from the date of the Tender Offer Agreement until the Expiration Date, unless Parent has otherwise consented in writing, Unioil may not declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock.

15. Conditions of the Offer.

Notwithstanding any other term of the Offer, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to

Sub’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Principal Stockholders shall have validly tendered and not withdrawn their Shares in the Offer in accordance with the terms of the Stockholder Tender Agreement prior to the expiration of the Offer (including any extensions thereof) (the “Determination Time”). Furthermore, notwithstanding any other term of the Offer or this Agreement, Sub shall not be required to accept for payment or to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after the date of the Tender Offer Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

(a) there shall have been instituted any legal proceeding (i) challenging the acquisition by Parent or Sub of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or any other Transaction (as defined in the Tender Offer Agreement), or seeking to obtain from Unioil, Parent or Sub any damages with respect to the Transaction that are material in relation to Unioil or (ii) which relates to the matters set forth in (i) and is reasonably likely to have a Material Adverse Effect or a material adverse effect on Parent;

(b) any statute, rule, regulation, legislation, interpretation, judgment, order or injunction shall be enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to the Offer, the Merger or any of the other Transactions, by any governmental entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

(c) since the date of the Tender Offer Agreement, there shall have occurred any event, change, effect or development that, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect;

(d) (i) the representations and warranties of Unioil in the Tender Offer Agreement shall contain inaccuracies or breaches of such representations and warranties that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect;

(f) Unioil shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of Unioil to be performed or complied with by it under the Tender Offer Agreement;

(g) the Tender Offer Agreement shall have been terminated in accordance with its terms; or

(i) the Stockholder Tender Agreement shall not be in full force and effect or the Principal Stockholders shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant to be performed or complied with by them under the Stockholder Tender Agreement;

which, in the reasonable judgment of Sub or Parent, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment. As used herein, “Material Adverse Effect” means any result, occurrence, condition, fact, change, violation, event or effect that, individually or in the aggregate with any such other results, occurrences, conditions, facts, changes, violations, events or effects, (a) is materially adverse to the condition (financial or otherwise), business, assets, liabilities, operations, prospects or results of operations of the Company or (b) would materially interfere with the ability of the Company to perform its obligations under the Tender Offer Agreement. A result, occurrence, condition, fact, change, violation, event or effect will constitute a Material Adverse Effect if it results or would reasonably be expected to result, individually or in the aggregate, in a Liability, loss or other adverse change in excess of One Million Dollars ($1,000,000).

16. Certain Legal Matters.

General. Sub is not aware of any pending legal proceeding relating to the Offer. Based on its examination of publicly available information filed by Unioil with the SEC and other publicly available information concerning Unioil, Sub is not aware of any governmental license or regulatory permit that is material to Unioil’s business that might be adversely affected by Sub’s purchase of the Shares as contemplated herein or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for the purchase or ownership of Shares by Sub or Parent as contemplated in the Offer. Should any such approval or other action be required, Sub currently contemplates that such approval or other action will be sought or taken. See Section 15 of this Offer to Purchase—“Conditions of the Offer.”

State Takeover Statutes. A number of states (including Nevada, where Unioil is incorporated) have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Except as described herein, Sub does not believe any of these laws will, by their terms, apply to the Offer or the Merger.

Section 78-378 et seq., of the NGCL provides that a person offering to acquire a controlling interest in certain Nevada corporations obtains only such voting rights in the acquired shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of the stockholders. Since this section is applicable only to Nevada corporations that have more than 100 stockholders of record with addresses in Nevada and that do business in Nevada, conditions which the Company has represented it does not satisfy, based on its list of stockholders dated as of September 12, 2006, the limitations of this provision are not applicable to Parent, Sub or the Company. In addition, Section 78-411 et seq. of the NGCL, in general, prevents an “interested stockholder” (including a person who owns or has the right to acquire 10% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Nevada corporation for a period of three years following the date such person became an interested stockholder, unless the board of directors of the Nevada corporation approves the transaction by which the interested person becomes a stockholder prior to requisite purchase of shares. The Unioil board of directors, by its approval of the Tender Offer Agreement, has taken all appropriate action necessary to render this provision of the NGCL inapplicable to the Offer and the Merger.

17. Dissenters’ Rights.

Dissenters’ rights are not available to anyone who has tendered Shares or to anyone who votes in favor of the Merger.

Stockholders at the time of the effectuation of the Merger who do not wish to accept the Merger Consideration pursuant to the Merger may assert dissenters’ rights and be paid the “fair value” of their Shares provided that such stockholder complies with the provisions of the NGCL.

The following is a brief summary of the statutory procedures to be followed in order to dissent from the Merger and assert dissenters’ rights under Nevada law. This summary is not intended to be complete and is qualified in its entirety by reference to NGCL Sections 92A.300-92A.500, inclusive. Any stockholder considering asserting dissenters’ rights is advised to consult legal counsel. Dissenters’ rights, if any, will not be available unless and until the Merger is consummated (the “Effective Time”).

Stockholders of record who desire to assert dissenters’ rights must fully satisfy all of the following conditions. If the Merger is required to be submitted to a vote at a stockholders’ meeting, we will send to each stockholder of record a notice regarding such meeting, which will include a statement that stockholders are or may be entitled to assert dissenters’ rights (the “Notice of Dissenters’ Rights”) and will include a copy of NGCL Sections 92A.300-92A.500, inclusive. In order to assert such rights, the dissenting stockholder must deliver to Unioil written notice of his or her intent to demand payment for shares if the Merger is approved (a “Demand Notice”), before the taking of the vote on the approval of the Merger. Stockholders electing to exercise their dissenters’ rights must not vote in favor of the approval of the Merger. Unioil must deliver a written notice to all dissenters (the “Notice of Merger”), no later than ten (10) days after the effectuation of the Merger (and include in such notice a copy of NGCL Sections 92A.300 to 92A.500 and any other information required thereby).

If the Merger is not required to be submitted to a vote at a stockholders’ meeting, Unioil will send to all stockholders of record a Notice of Merger and a Notice of Dissenters’ Rights no later than ten (10) days after the effectuation of the Merger. Stockholders electing to exercise their dissenters’ rights must deliver to Unioil a Demand Notice.

Any Demand Notice must be delivered within the time period set forth with the Notice of Merger, which may not be less than 30 days or more than 60 days after the date the Notice of Merger is delivered to the stockholders. The Demand Notice must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the Demand Notice for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Shares as a nominee for others, may exercise dissenters’ rights as to fewer than all of the Shares registered in his name only if he dissents with respect to all Shares beneficially owned by any one person. In such case, the Demand Notice must set forth the name and address of each person on whose behalf dissenters’ rights are being asserted. Beneficial owners who are not record owners may assert dissenters’ rights as to shares held on their behalf if they (i) submit to Unioil the written consent of the stockholder of record to the dissent no later than the time the beneficial stockholder asserts dissenters’ right and (ii) do so with respect to all shares of which they are the beneficial stockholder or over which they have voting power.

Stockholders who elect to assert dissenters’ rights must mail or deliver their Demand Notice to: Unioil, c/o Lathrop & Gage L.C., Republic Plaza, 370 17th Street, Suite 4650, Denver, Colorado 80202, Attn: Jack Merritts.

If the dissenting stockholder was not the beneficial owner of the Shares before the date set forth in the Notice of Merger as the date of the first announcement to the news media or to the stockholders of the terms of the Merger, Unioil will have the right to elect to withhold payment from such dissenting stockholder. To the extent that Unioil elects to withhold payment from such dissenter, after effectuating the Merger, Unioil will be required to estimate the fair value of such holder’s Shares, plus accrued interest, and to offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his or her demand. Accompanying the offer will be a statement of Unioil’s estimate of the fair value of the Shares, an explanation of how the interest was calculated and a statement of the dissenting stockholders’ rights to demand payment pursuant to NGCL Section 92A.480.

If a dissenting shareholder was the owner of the Shares before the date set forth in the Notice of Merger as the date of the first announcement to the news media or to the stockholders of the terms of the Merger, within 30 days after receipt of a Demand Notice, Unioil shall pay each dissenter who complied with the provisions of NGCL Section 92A.440 the amount the Unioil estimates to be the fair value of his or her Shares, plus accrued interest. The payment is to be accompanied by Unioil’s balance sheet as of the end of a fiscal year ending no more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders’ equity for that year and the latest available interim financial statements, if any, Unioil’s estimate of the fair value of the Shares, an explanation of how the interest was calculated, a statement of the dissenting stockholder’s right to demand payment under NGCL Section 92A.480; and a copy of NGCL Section 92A.300-92A.500, inclusive.

If a dissenting stockholder believes that the amount paid or offered for such stockholder’s Shares was less than the fair value of his or her Shares or that the interest due was incorrectly calculated, such dissenting stockholder will have the right to notify Unioil in writing of his or her own estimate of the fair value of his or her Shares and the amount of interest due, and demand payment of his or her estimate, less any prior payment for such Shares. A dissenting stockholder waives his right to demand payment unless he notifies Unioil of his demand in writing within 30 days after Unioil made or offered payment for his Shares.

If a demand for payment remains unsettled, Unioil must commence a proceeding within 60 days after receiving the stockholders’ demand and petition the district court to determine the fair value of the Shares and accrued interest. If Unioil does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on fair value.

Stockholders who in the future consider asserting dissenters’ rights should have in mind that the fair value of their Shares determined under NGCL Sections 92A.300 to 92A.500 could be more than, the same as, or less than the Merger Consideration. Moreover, Parent intends to cause Unioil to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is equal to or less than the Merger Consideration. The cost of the appraisal proceeding may be determined by the court and assessed upon the parties as the court deems equitable in the circumstances.

Any stockholder who has duly demanded payment in compliance with NGCL Sections 92A.300 to 92A.500 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on such Shares, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

Failure to comply strictly with all the conditions for asserting rights as a dissenting stockholder, including the time limits referred to in NGCL Sections 92A.300 to 92A.500, inclusive, may result in the loss of such dissenters’ rights.

Dissenters’ Rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Offer is consummated. Stockholders who will be entitled to dissenters’ rights in connection with the Merger will receive additional information concerning dissenters’ rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto.

Stockholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto but, rather, will receive the price paid in the Offer therefor.

18. Fees and Expenses.

Parent and Sub have retained Computershare Trust Company to be the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Neither Parent nor Sub will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Sub for customary mailing and handling expenses incurred by them in forwarding Offer materials to their customers.

19. Miscellaneous.

Neither Sub nor Parent is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If either Sub or Parent becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Parent and Sub will make a good faith effort to comply with that statute. If, after a good faith effort, Sub and Parent cannot comply with the statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Sub not contained in the Offer documents and, if given or made, such information or representation must not be relied upon as having been authorized.

Sub has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Unioil has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendations of the Unioil board of directors with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth in Section 7 of this Offer to Purchase entitled “Certain Information Concerning Unioil.”

November 3, 2006

SCHEDULE I:

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND SUB

1. Directors and Executive Officers of Parent. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Parent. Unless otherwise indicated, the business address of each such person is c/o Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia 26330, and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal Occupation or Employment and Five-Year Employment History
Steven R. Williams

Chairman and Chief Executive Officer, Director

Mr. Williams was elected Chairman and Chief Executive Officer of Parent in January 2004. Mr. Williams served as President of Parent from 1983 until December 2004.

Thomas E. Riley

President and Director

Mr. Riley was appointed as President of Parent in December 2004. Prior to that, Mr. Riley served Parent as Executive Vice President of Production, Natural Gas Marketing and Business Development since November 2003, and as Vice President Gas Marketing and Acquisitions of Parent since joining Parent in April 1996. Prior to joining Parent, Mr. Riley was President of Riley Natural Gas Company, a natural gas marketing company which Parent acquired in April 1996.

Darwin L. Stump

Chief Financial Officer and Treasurer

Mr. Stump was appointed Chief Financial Officer and Treasurer in November 2003. Mr. Stump has been an officer of Parent since April 1995 and held the position of Corporate Controller since 1980. Mr. Stump, a CPA, was a senior accountant with Main Hurdman, CPAs, prior to joining Parent.

Eric R. Stearns

Executive Vice President Exploration and Production

Mr. Stearns was appointed Executive Vice President of Exploration and Production in December 2005. Prior to that he was Executive Vice President of Exploration and Development since November 2003, having previously served as Vice President of Exploration and Development since April 1995. Mr. Stearns joined Parent as a geologist in 1985 after working for Hywell, Incorporated and for Petroleum Consultants.

Gregory A. Morgan

Secretary

Mr. Morgan has been a member of the law firm of Young, Morgan & Cann, Clarksburg, West Virginia since 1986. Mr. Morgan is not active in the day-to-day business of Parent, but his law firm provides legal services to Parent.

Anthony J. Crisafio	Director Mr. Crisafio has been President of Anthony Crisafio, P.C., located in Pittsburgh, Pennsylvania since 1995.

Vincent F. D’Annunzio	Director Mr. D’Annunzio has served as President of Beverage Distributors, Inc. located in Clarksburg, West Virginia, since 1985.

Directors and Executive Officers	Present Principal Occupation or Employment and Five-Year Employment History

David C. Parke

Director

Mr. Parke joined Mufson/Howe/Hunter & Company LLC, Philadelphia, Pennsylvania, an investment banking firm, as a founder and director in October, 2003. From 1992 through 2003, Mr. Parke was Director of Corporate Finance of Investec, Inc. and its predecessor Pennsylvania Merchant Group Ltd., investment banking companies. Prior to joining Pennsylvania Merchant Group, Mr. Parke served in the corporate finance departments of Wheat First Butcher & Singer, now part of Wachovia Securities, and Legg Mason, Inc.

Jeffrey C. Swoveland

Director

Mr. Swoveland has served as Chief Financial Officer of Body Media located in Pittsburgh, Pennsylvania, which develops body monitoring technologies, since September 2000. Prior thereto, Mr. Swoveland was Vice President-Finance and Treasurer of Equitable Resources, Inc. since 1994. Mr. Swoveland currently serves as a Director of Linn Energy, LLC.

Kimberly Luff Wakim

Director

Ms. Wakim is an attorney and certified public accountant, and is a partner in the law firm of Thorp, Reed & Armstrong LLP, Pittsburgh, Pennsylvania. Ms. Wakim joined Thorp, Reed & Armstrong LLP in 1990.

2. Directors and Executive Officers of Sub. The following table sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Sub. Unless otherwise indicated below, each occupation set forth opposite each person refers to employment with Sub. Unless otherwise indicated, the business address of each such person is c/o Petroleum Development Corporation, 103 East Main Street, Bridgeport, West Virginia 26330, and each such person is a citizen of the United States.

Directors and Executive Officers	Present Principal Occupation or Employment and Five-Year Employment History
Thomas E. Riley

President and Director

Mr. Riley was appointed as President of Parent in December 2004. Prior to that, Mr. Riley served Parent as Executive Vice President of Production, Natural Gas Marketing and Business Development since November 2003, and as Vice President Gas Marketing and Acquisitions of Parent since joining Parent in April 1996. Prior to joining Parent , Mr. Riley was President of Riley Natural Gas Company, a natural gas marketing company which Parent acquired in April 1996.

Darwin L. Stump

Secretary, Treasurer and Director

Mr. Stump was appointed Chief Financial Officer and Treasurer in November 2003. Mr. Stump has been an officer of Parent since April 1995 and held the position of Corporate Controller since 1980. Mr. Stump, a CPA, was a senior accountant with Main Hurdman, CPAs, prior to joining Parent.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at the address set forth below:

The Depositary for the Offer is:

COMPUTERSHARE

By Mail or Overnight Delivery: Computershare Trust Company 350 Indiana Street, Suite 800 Golden, Colorado 80401 Attn: Corporate Actions	By Facsimile Transmission: (for Eligible Institutions Only) (303) 262-0606 Confirm Receipt of Facsimile by Telephone Only: (800) 962-4284